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SEC FILE NUMBER
8-69361

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Investment Visa Consultants, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1521 Valley View Drive
(No. and Street)

Los Osos (City) CA (State) 93402 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards (Name) 214-533-6822 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc., Certified Public Accountants
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

October 2018 (Date of Registration with PCAOB)(if applicable) 6517 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, Vaughan De Kirby, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Investment Visa Consultants, LLC, as of 3/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

See Attached Form for Notary Certificate

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Luis Obispo

Subscribed and sworn to (or affirmed) before me on this 27th day of May, 2022, by Vaughan De Kirby, proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

DENISSA JENSEN
Commission # 2331288
Notary Public - California
San Luis Obispo County
My Comm. Expires Aug. 6, 2024

(Seal) Signature Denissa Jensen

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Members of Investment Visa Consultants, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Investment Visa Consultants, LLC (the "Company") as of March 31, 2022, the related statements of income, changes in members' equity, cash flows for the fiscal year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 27, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

INVESTMENT VISA CONSULTANTS, LLC
Statement of Financial Condition
March 31, 2022

ASSETS	
Cash	$ 1,062,736
Accounts receivable	2,658,454
Total Assets	$ 3,721,190
LIABILITIES AND MEMBERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 222,306
Unearned revenue	3,305,761
Total liabilities	3,528,067
Members' Equity	193,123
Total Liabilities and Members' Equity	$ 3,721,190

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Income
For the Year Ended March 31, 2022

Revenues	
Fee Income	$ 1,134,509
Total Revenues	1,134,509
Operating Expenses	
Professional fees	78,005
Compensation	107,767
Retirement plan contributions	221,216
Insurance	36,501
Technology and equipment	39,179
Other operating expenses	21,811
Total Expenses	504,479
Income before taxes	630,030
Provision for taxes	109,366
Net Income	$ 520,664

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Changes in Members' Equity
For the Year Ended March 31, 2022

Balance at March 31, 2021	$ 747,459
Capital contributions	-
Capital withdrawals	(1,075,000)
Net Income	520,664
Balance at March 31, 2022	$ 193,123

The Accompanying Notes are an Integral Part of these Financial Statements.

INVESTMENT VISA CONSULTANTS, LLC
Statement of Cash Flows
For the Year Ended March 31, 2022

Cash flows from operating activities	
Net income	$ 520,664
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase (decrease) in accounts payable and accrued expenses	217,306
(Increase) decrease in accounts receivable	344,968
Increase (decrease) in unearned revenues	(348,024)
Net cash provided by (used in) operating activities	734,914
Cash flows from investing activities	-
Cash flows from financing activities	
Capital contributions (distributions)	(1,075,000)
Net cash provided by (used in) financing activities	(1,075,000)
Net increase (decrease) in cash	(340,086)
Cash, beginning of year	1,402,822
Cash, end of year	$ 1,062,736

Supplemental Disclosures

Cash paid during the year for:	
Interest	$ -
Taxes	$ 109,366

Non Cash Transaction

The Company recorded a non cash increase in accounts receivable with a corresponding increase in unearned revenues amounting to $1,991,893 at March 31, 2022.

The Accompanying Notes are an Integral Part of these Financial Statements.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2022

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Investment Visa Consultants, LLC (the "Company") was organized in the State of Delaware on May 1, 2008. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), both commencing on August 21, 2014. The Company is a member of the Securities Investor Protection Corporation ("SIPC") and operates as a registered business in the state of California.

The Company's business is the private placement of securities relating to the U.S. Government's EB-5 Immigrant Investor Program.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2022

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company earns Fee Income from the private placement of EB-5 investments, which generally involve qualified investments in qualified real estate projects by qualified foreign citizens seeking to immigrate to the United States, all subject to criteria established by Federal legislation and regulations. The Company's private placement business requires these key operating activities among others: identify qualified foreign investors; market qualified real estate limited partnerships; perform intermediary services; and perform immigration consulting services.

The Company recognizes private placement Fee Income when the underlying transaction is completed, meaning: 1) the terms of its agreements with the investors and limited partnerships have been satisfied; and 2) formal approval has been obtained from the United States Citizenship and Immigration Services ("USCIS"), an agency of the U.S. Department of Homeland Security.

The Company's typical private placement is performed over five or more years. Fees of differing amounts are collected throughout this period in accordance with the specific agreement terms. The revenue recognition milestone referred to above is subject to variables that impact when it occurs during the process. The Company records Accounts receivable and or Unearned revenue liability balances when fees are recorded that are not yet earned.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2022

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash

Fees are refundable as set forth in the Company's engagement agreements, generally related to USCIS denial of the investor's immigration application. As previously described in Note I, USCIS approval is a critical requirement for revenue recognition. Although not formally restricted, the Company sets aside fees collected from being used for general operating expenses until revenue recognition criteria are met. At March 31, 2022, Cash of $647,307 represented such pending fees collected.

Accounts receivable

The Company states receivables at estimated net collectible value. All of the accounts receivable are offset by unearned revenues. No reserve for uncollectible accounts was considered necessary at March 31, 2022.

Taxes

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The Company is subject to the California Limited Liability Company tax, which is revenue-based.

Leases

The Company has no arrangements subject to ASC 842 therefore, the adoption of ASC 842 did not have a significant effect on the Company's financial statements for the year ended March 31, 2022.

Unearned revenue

Fees billed in advance of the revenue recognition threshold are recorded as unearned revenue, amounting to $3,305,761 as of March 31, 2022.

Investment Visa Consultants, LLC
Notes to Financial Statements
For the Year Ended March 31, 2022

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the Members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file both Federal and State of California income tax returns. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For Federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of Federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. A provision for state taxes of $109,366 is included on the statement of income representing a pass through entity elective tax amounting to $105,000 and $4,366 paid toward the applicable LLC fees.

NOTE 3: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of March 31, 2022, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The EB-5 Program has previously been extended several times for relatively short periods, while Congress considers reform legislation. The EB-5 Program is extended through Fiscal Year 2027 with increased minimum investments. A going concern issue could result should management decide not to accept any new EB-5 applications in the future.

NOTE 4: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at March 31, 2022 or during the year ended.

NOTE 5: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards updates ("ASU's").

For the year ended March 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

NOTE 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS (CONTINUED)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or has no application to the Company and, in all cases, implementation would not have a material impact on the financial statement taken as a whole.

NOTE 7: RELATED PARTY TRANSACTIONS

The Company operates from the owners' 100% owned place of residence at no cost.

NOTE 8: EMPLOYEE BENEFIT PLANS

The Company has a 40 1 (k) Profit Sharing Plan and a Defined Benefit Plan ("Plan") for eligible employees.

The Profit Sharing Plan covers the Members and employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the 401(k). For the 2020-21 fiscal year, no contributions were made to the plan.

The Defined Benefit Plan was established by an affiliate on January 1, 2011 and was transferred to the owners of the Company since the disposal of the affiliate during April 2020 which includes the owners. To participate in the Plan, an employee must have completed at least twelve months of service and have attained the age of twenty-one years. Specifically excluded from the Plan are all the employees except thosenot excluded by name, collectively bargained employees, non-restricted aliens who receive no compensation from the Employer which constitutes US source income, and leased employees. Each year the Plan contributes amounts as determined by current regulations as well as Plan provisions and actuarial assumptions.

NOTE 8: EMPLOYEE BENEFIT PLANS (CONTINUED)

This provision is only limited by Internal Revenue Code Section 401(a)(1 7) which sets compensation limits of $290,000 in 2021 and $305,000 in 2022. The Company makes contributions to the Plan up to the amounts allowed under the Internal Revenue Code. The Members are the trustees of Plan assets. The trustees have the sole discretion to invest Plan assets. The Company does not reflect the overfunded status of the Planas a Company asset as they have no intention to utilize such funds for company purposes. The Company expenses payments as made.

The annual measurement date is December 31, 2021 for the Plan benefits. The following table provides information about the benefit obligation, plan assets, and the funded status of the Plan benefits as of December 31, 2021.

Projected benefit obligation	$1,171,074
Fair value of Plan assets	1,681,578
Funded status (excess)	$ (510,504)
Accumulated benefit obligation	$1,180,092
Employer contributions	$ 200,000
Participant contributions	$ 0
Benefits paid	$ 0
Net periodic cost for the fiscal year	$ 118,239
Pre and post retirement discount rate	5.0%

The Plan's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Plan and minimize reliance on Plan sponsor contributions as a source of benefit security. The Plan's investment strategy is designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective

NOTE 8: EMPLOYEE BENEFIT PLANS (CONTINUED)

of the target allocations is the ensure that the Plan assets are invested with the intent to protect assets and provide long-term growth. By protecting Plan assets and providing long-term growth, the Plan aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted return on a capital markets model and historical returns on comparable equity, debt, and other investments.

The overall investment strategy is to achieve diversification through a balance of growth and income mutual funds. At December 31, 2021, the Plan was 100% invested in mutual funds.

The fair values of Plan assets at December 31, 2021, the measurement date, by asset category are as follows:

	Fair Value Measurement		
	Total	Quoted prices in active markets for identical assets (Level I)	Significant observable inputs (Level 2)
Asset Category:			
Cash	$ 41,003	$ 41,003	0
Mutual Funds	1,640,574	1,640,574	0
Total	$ 1,681,577	$ 1,681,577	0

NOTE 9: NET CAPITAL REQUIREMENT

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (SEA Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 1 5c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2022, the Company had net capital of $193,123 which was $136,309 in excess of its required net capital of $57,974; and the Company's ratio of aggregate indebtedness ($869,612) to net capital was 4.5 to 1.0.

NOTE 10: COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact were to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Schedule I

INVESTMENT VISA CONSULTANTS, LLC
Supplemental Information Pursuant
to Rule 17a-5
March 31, 2022

Computation of Net Capital

Total members' equity qualified for net capital	$ 193,123
Deductions and /or charges:	
Non-allowable assets:	
Accounts receivable	2,658,454
Less related unearned revenues	(2,658,454)
Non-allowable assets - net	-
Net capital	$ 193,123
Aggregate Indebtedness	$ 869,612
Computation of basic net capital requirement	
Minimum net capital required	$ 57,974
(greater of $5,000 or 6 2/3% of aggregate indebtedness)	
Net capital in excess of minimum requirement	$ 135,149
Ratio of aggregate indebtedness to net capital	4.5 to 1.0

There is a difference of $17,400 between the computation of net capital under Rule 15c3-1 and the computation shown here as of March 31, 2022 and the capital most recently filed by Investment Visa Consultants, LLC of Form X17A-5.

Net capital as shown on the report on Form X17A-5	$ 210,523
Additional pension plan contribution planned by Investment Visa Consultants, LLC	17,400
Net capital as shown above	$ 193,123

See Accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

INVESTMENT VISA CONSULTANTS, LLC
Supplemental Information Pursuant
to Rule 17a-5
March 31, 2022

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities relating to the US Government's EB-5 Immigrant Investor Programs. As a result, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraphs (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined by Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

See Accompanying Report of Independent Registered Public Accounting Firm.

Investment Visa Consultants, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended March 31, 2022

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Members of Investment Visa Consultants, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investment Visa Consultants, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Investment Visa Consultants, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended March 31, 2022. Investment Visa Consultants, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment Visa Consultants, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Investment Visa Consultants, LLC.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
May 27, 2022

INVESTMENT VISA CONSULTANTS, LLC
1521 Valley View St.
Los Osos, CA 93402

Assertions Regarding Exemption Provisions

We, as members of management of Investment Visa Consultants, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act ("SEA") of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority ("DEA"). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities relating to the US Government's EB-5 Immigrant Investor Programs. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.
The Company did not identify any exceptions to the above throughout the year ending March 31, 2022.

Investment Visa Consultants, LLC

By: Vaughan de Kirby, President

Investment Visa Consultants, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended March 31, 2022

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED-UPON PROCEDURES**

Board of Directors of Investment Visa Consultants, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Investment Visa Consultants, LLC and the SIPC, solely to assist you and SIPC in evaluating Investment Visa Consultants, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2022. Investment Visa Consultants, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in the amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2022 with the Total Revenue amount reported in the amended Form SIPC-7 for the year ended March 31, 2022, noting no differences;

3) Compared any adjustments reported in the amended Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in the amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the amended Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Investment Visa Consultants, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended March 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Investment Visa Consultants, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
May 27, 2022

Investment Visa Consultants, LLC
Schedule of Securities Investor Protection Corpration
Assessmentws and Payments
For the Year Ended March 31, 2022

	Amount
Total SIPC-6 and SIPC-7 assessments	$ 1,702
Less prior overpayment applied	$ (306)
Payment made on January 26, 2022	(409)
Payment made on May 10, 2022	(1,293)
Total assessment balance (overpayment carried forward)	$ (306)